SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                        Amendment No. 4 (Final Amendment)
                                SCHEDULE 14D-1/A
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                         Securities Exchange Act of 1934
                              ---------------------
                          AMERICAN CAPITAL CORPORATION
                       TRANSCAPITAL FINANCIAL CORPORATION
                           (Name of Subject Companies)

                           ALLIANCE STANDARD II L.L.C.
                           ALLIANCE STANDARD II CORP.
                               MICHAEL L. LEWITTES
                                 ROBERT S. JAFFE
                                    (Bidders)

$3.75 Series A Preferred Stock, $1.00 Par Value, of American Capital Corporation
 Common Stock, Par Value $1.00 Per Share, of TransCapital Financial Corporation
                        (Title of Classes of Securities)

   024898207 ($3.75 Series A Preferred Stock of American Capital Corporation)
         893528109 (Common Stock of TransCapital Financial Corporation)
                      (CUSIP Number of Class of Securities)


     Michael L. Lewittes                           Keith R. Bish
ALLIANCE STANDARD II, L.L.C.                ALLIANCE STANDARD II CORP.
     520 Madison Avenue             c/o International Fund Administration, Ltd.
          7th Floor                            48 Par-la-Ville Road
     New York, NY 10022                              Suite 464
  Telephone: (212) 826-6805                   Hamilton HM11, Bermuda
                                               Telephone: (441) 295-4718


                                 with copies to:

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                            Telephone: (212) 856-7000

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                                             Page 1 of 18 Pages

685828.3

CUSIP No.:  893528109                    14D-1                            Page 2

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ALLIANCE STANDARD II L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                        (a)  {X}
                                                                        (b)  { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             / /

6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,143,221

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             / /

9.       Percent of Class Represented by Amount in Row (7)

                  11.7%

10.      Type of Reporting Person (See Instructions)

                  OO, GM

685828.3

CUSIP No.:  893528109                    14D-1                            Page 3

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ALLIANCE STANDARD II CORP.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                        (a)  {X}
                                                                        (b)  { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             / /

6.       Citizenship or Place of Organization

                  BRITISH VIRGIN ISLANDS


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  806,779

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             / /

9.       Percent of Class Represented by Amount in Row (7)

                  8.2%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

685828.3

CUSIP No.:  893528109                    14D-1                            Page 4

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LJ INVESTMENTS, L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                        (a)  {X}
                                                                        (b)  { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,143,221

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             / /

9.       Percent of Class Represented by Amount in Row (7)

                  11.7%

10.      Type of Reporting Person (See Instructions)

                  OO, GM

685828.3

CUSIP No.:  893528109                    14D-1                            Page 5

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LJ INVESTMENTS CORP.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                        (a)  {X}
                                                                        (b)  { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             / /

6.       Citizenship or Place of Organization

                  BRITISH VIRGIN ISLANDS


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  806,779

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             / /

9.       Percent of Class Represented by Amount in Row (7)

                  8.2%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

685828.3

CUSIP No.:  893528109                    14D-1                            Page 6

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JL ADVISORS II, LLC


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                        (a)  {X}
                                                                        (b)  { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             / /

6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,143,221

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             / /

9.       Percent of Class Represented by Amount in Row (7)

                  11.7%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

685828.3

CUSIP No.:  893528109                    14D-1                            Page 7

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JL ASSOCIATES II, L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                        (a)  {X}
                                                                        (b)  { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             / /

6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  806,779

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             / /

9.       Percent of Class Represented by Amount in Row (7)

                  8.2%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

685828.3

CUSIP No.:  893528109                    14D-1                            Page 8

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JAFFE CAPITAL MANAGEMENT GROUP, L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                        (a)  {X}
                                                                        (b)  { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             / /

6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,950,000

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             / /

9.       Percent of Class Represented by Amount in Row (7)

                  19.9%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

685828.3

CUSIP No.:  893528109                    14D-1                            Page 9

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MICHAEL L. LEWITTES


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                        (a)  {X}
                                                                        (b)  { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             / /

6.       Citizenship or Place of Organization

                  U.S.


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,950,000

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             / /

9.       Percent of Class Represented by Amount in Row (7)

                  19.9%

10.      Type of Reporting Person (See Instructions)

                  IN, GM

685828.3

CUSIP No.:  893528109                    14D-1                           Page 10

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ROBERT S. JAFFE


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                        (a)  {X}
                                                                        (b)  { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


6.       Citizenship or Place of Organization

                  U.S.


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,950,000

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                             / /

9.       Percent of Class Represented by Amount in Row (7)

                  19.9%

10.      Type of Reporting Person (See Instructions)

                  IN, GM

685828.3

              SCHEDULE 14D-1/A -- AMENDMENT NO. 4 (FINAL AMENDMENT)

                          AMERICAN CAPITAL CORPORATION
                       TRANSCAPITAL FINANCIAL CORPORATION

         This statement constitutes Amendment No. 4 ("Amendment No. 4" or the "Final Amendment") to the statement on Schedule 14D-1 (the "Original Statement," and as supplemented and amended to date, including as amended hereby, the "Statement") relating to the offer by Alliance Standard II L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly-owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard II Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly-owned by LJ Investments Corp. (collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation, to purchase:

         (i) up to $30,000,000 principal amount of outstanding 8.40% Subordinated Notes due 1993 (the "Notes") of American Capital Corporation, a Florida corporation ("ACC"), at a price of $100 per $1,000 principal amount of Notes (including any accrued interest thereon), and

         (ii) up to 1,950,000 shares of Common Stock, par value $1.00 per share (the "TFC Common Shares," and together with the ACC Preferred Shares, the "Shares") of TransCapital Financial Corporation, a Delaware corporation ("TFC" and together with ACC, the "Companies"), at a price of $1.00 per TFC Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 1998 a copy of which is attached to the Original Statement as Exhibit (a)(1) (the "Original Offer to Purchase"), as supplemented and amended by the Amended Supplement attached to Amendment No. 3 as Exhibit (a)(14) (the "Amended Supplement"; the Original Offer to Purchase as supplemented and amended by the Amended Supplement is referred to herein as the "Offer to Purchase"), and in the related Letters of Transmittal (which collectively constitute the "Offer").

         Amendment No. 1 to the Original Statement was filed on February 4, 1998, Amendment No. 2 was filed on February 6, 1998, and Amendment No. 3 was filed on February 9, 1998. As used herein, the "Statement" means the Original Statement as amended to date, including as amended hereby. Capitalized terms not otherwise defined herein have the meanings established in the Statement.

         Except as set forth herein, there have been no changes in the information as set forth in the Original Statement.

         The Offer has terminated, and the Purchasers have accepted for payment 1,950,000 Shares out of a total of approximately 2,861,000 tendered Shares.

685828.3
                                       11

Such acceptance for payment is subject, however, to the continuing review and authentication of documents submitted by tendering holders of Shares. Any material changes in the number of TFC Shares acquired by the Purchasers in the Offer will be reported on Schedule 13D.

         Pursuant to General Instruction F of Schedule 14D-1, this Final Amendment shall be deemed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the TFC Common Shares acquired by the Purchasers pursuant to the Offer as reported herein.

ITEM 6.       INTEREST IN SECURITIES OF THE SUBJECT COMPANIES.

              (a) On February 19, 1998, the Purchasers accepted for payment, and thereby have become the beneficial owners of, the following amounts of Shares (subject, however, to final validation of tenders). The percentages set forth below represent the percentages of outstanding TFC Common Shares, based upon an aggregate of 9,806,324 shares outstanding, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1995:

                   Purchaser LLC........................1,143,221 Shares (11.7%)

                   Purchaser Corp..........................806,779 Shares (8.2%)

                        Total...........................1,950,000 Shares (19.9%)


              Messrs.   Lewittes   and  Jaffe  share   equally  the  voting  and
dispositive power over the Shares held by each of the Purchasers.

              (b) None of the Purchasers, the Funds or Messrs. Lewittes and Jaffe has made any purchases of Shares in the last 60 days except pursuant to the Offer.

ITEM 10.      ADDITIONAL INFORMATION.

              (f) The Purchasers, the Funds, and their respective affiliates and associates may hereafter acquire additional Shares or dispose of Shares (whether acquired in the Offer or otherwise), at any time and from time to time hereafter, depending upon prevailing market conditions and other facts and circumstances which they believe may affect the value of the Shares. Such acquisitions and/or dispositions may be effected in open market transactions, in privately negotiated transactions, or otherwise.


685828.3
                                       12

              The Purchasers have requested that the TFC board of directors approve the purchase by the Purchasers of additional TFC Common Shares, within the meaning of Florida Stats. Sec. 607.0902.

ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit
  Number               Exhibit
  -------              -------

  (a)(1)      Offer to Purchase, dated January 12, 1998.*
  (a)(2)      Letter of Transmittal with respect to ACC Preferred Shares.*
  (a)(3)      Letter of Transmittal with respect to TFC Common Shares.*
  (a)(4)      Notice of Guaranteed Delivery for ACC Preferred Shares.*
  (a)(5)      Notice of Guaranteed Delivery for TFC Common Shares.*
  (a)(6) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.*
  (a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
  (a)(8)      IRS Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
  (a)(9)      Summary Advertisement, dated January 13, 1998.*
  (a)(10)     Supplement dated February 4, 1998, to the Offer to Purchase.**
  (a)(11)     Amended Letter of Transmittal with respect to TFC Common Shares.**
  (a)(12) Amended letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.**
  (a)(13) Amended letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.**
  (a)(14)     Press release dated February 6, 1998.+
  (a)(15)     Amended Supplement dated February 9, 1998, to the Offer to
              Purchase.++
  (a)(16)     Press release dated February 9, 1998.++
  (a)(17)     Press release dated February 19, 1998.
  (b)         None.
  (c)(1) Filing Agreement dated January 12, 1998 between Alliance Standard II L.L.C. and Alliance Standard II Corp.*
  (c)(2) Agreement dated December 1, 1997 between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.*
  (d)         None.
  (e)         Not applicable.
  (f)         None.

*        Filed as an exhibit to the Original Statement.
**       Filed as an exhibit to Amendment No. 1.

685828.3
                                       13

+        Filed as an exhibit to Amendment No. 2.
++       Filed as an exhibit to Amendment No. 3.

685828.3
                                       14

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 1998

                                 Alliance Standard II L.L.C.
                                 By:   LJ Investments, L.L.C., its managing
                                       member
                                       By:  JL Advisors II, LLC, its managing
                                            member



      s/ Michael L. Lewittes             By:  s/ Michael L. Lewittes
----------------------------------          ---------------------------------
      Michael L. Lewittes                     Michael L. Lewittes, Member

                                       By: Jaffe Capital Management Group,
                                           LLC, member



      s/ Robert S. Jaffe                 By:  s/ Robert S. Jaffe
----------------------------------          ---------------------------------
      Robert S. Jaffe                         Robert S. Jaffe, Member

                                 Alliance Standard II Corp.



                                 By: s/ Keith R. Bish
                                    -----------------------------------------
                                     Keith R. Bish, Director


685828.3
                                       15

                                INDEX OF EXHIBITS


                                                                                          Sequentially
   Exhibit                                                                                  numbered
   number                                 Exhibit                                             pages

  (a)(1)      Offer to Purchase, dated January 12, 1998.*
  (a)(2)      Letter of Transmittal with respect to ACC Preferred Shares.*
  (a)(3)      Letter of Transmittal with respect to TFC Common Shares.*
  (a)(4)      Notice of Guaranteed Delivery for ACC Preferred Shares.*
  (a)(5)      Notice of Guaranteed Delivery for TFC Common Shares.*
  (a)(6)      Letter from IBJ Schroder Bank & Trust Company as depositary agent for the
              Purchasers to brokers, dealers, banks, trust companies and nominees.*
  (a)(7)      Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
  (a)(8)      IRS Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.*
  (a)(9)      Summary Advertisement, dated January 13, 1998.*
  (a)(10)     Supplement dated February 4, 1998, to the Offer to Purchase.**
  (a)(11)     Amended Letter of Transmittal with respect to TFC Common Shares.**
  (a)(12)     Amended letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.**
  (a)(13)     Amended letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.**
  (a)(14)     Press release dated February 6, 1998.+
  (a)(15)     Amended Supplement dated February 9, 1998, to the Offer to Purchase.++
  (a)(16)     Press release dated February 9, 1998.++
  (a)(17)     Press release dated February 19, 1998.
  (b)         None.
  (c)(1)      Filing Agreement dated January 12, 1998 between Alliance Standard II L.L.C.
              and Alliance Standard II Corp.*
  (c)(2)      Agreement dated December 1, 1997 between JL Advisors, L.L.C. and
              Collectible Certificates, L.L.C.*
  (d)         None.
  (e)         Not applicable.
  (f)         None.

*     Filed as an exhibit to the Original Statement.
**    Filed as an exhibit to Amendment No. 1.
+     Filed as an exhibit to Amendment No. 2.
++    Filed as an exhibit to Amendment No. 3.

685828.3
                                       16